EXHIBIT 3.0
                             SECRETARY'S CERTIFICATE


         I, the undersigned, Secretary of Alexander & Alexander Services Inc., a corporation organized under the laws of the State of Maryland, DO HEREBY CERTIFY that at a meeting of the Board of Directors of said corporation duly held on the 24th day of October, 1995, a quorum being present, the following resolution was duly adopted and has not been modified or rescinded, and is now in full force and effect; and that the same is not in contravention of or in conflict with the By-Laws of Charter or Articles of Incorporation and is in accord therewith and pursuant thereto:

         WHEREAS, the Board deems it appropriate to make certain amendments to
         Article III of the By-Laws providing for the position of Senior Executive Vice President;

         NOW, THEREFORE, BE IT

         RESOLVED, that Sections 1 and 8 or Article III of the By-Laws of the Company are amended as shown in the attachment to the minutes marked "Amendment to By-Laws."

         I DO FURTHER CERTIFY that attached hereto and made a part hereof is a true, complete and correct copy of the attachment referred to in the above resolution.

         WITNESS my hand and the seal of said Corporation this 8th day of November, 1995.

CORPORATE SEAL

                                           /s/    Alice L. Russell
                                           -----------------------
                                                   Secretary

                                                            AMENDMENT TO BY-LAWS

                              ARTICLE III. OFFICERS
                              ---------------------


SECTION 1.  Officers of the Corporation


         The officers of the Corporation (hereinafter in this Article III being referred to as "officers") may consist of a Chief Executive Officer, a President, a Chief Financial Officer, one or more Senior Executive Vice Presidents, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more Vice Presidents, one or more Assistant Vice Presidents, a Controller, one or more Assistant Controllers, a Treasurer, one or more Assistant Treasurers, a Secretary, and one or more Assistant Secretaries. All of said officers shall be elected by the Board of Directors and, except officers holding contracts for fixed terms, shall hold office only during the pleasure of the Board or until their successors are chosen and qualify. Any two or more of the above offices, except those of President and Vice President, may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity, when such instrument is required to be executed, acknowledged or verified by any two or more officers. The Chief Executive Officer and the President may be chosen from among the directors. The Board of Directors may from time to time appoint such other agents and employees, with such powers and duties as they may deem proper. In its discretion, the Board of Directors may leave unfilled any offices except those of President, Treasury and Secretary.

SECTION 8.  Senior Executive Vice President and Executive Vice President.

         The Senior Executive Vice President or Senior Executive Vice Presidents shall be vested with all the powers and perform all the duties of the President in his absence. He or they may sign certificates of stock, and shall perform such other duties as may be prescribed by the Board of Directors, the Executive Committee, the Chairman, the Chief Executive Officer or the President. The Executive Vice President or Executive Vice Presidents shall be vested with all the powers and perform all of the duties of the Senior Executive Vice President in his absence, and shall perform such other duties as may be prescribed by the Board of Directors, the Executive Committee, the Chairman, the Chief Executive Officer, or the President.